GLOBAL PHARM HOLDINGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road,
Futian District, Shenzhen, PRC

October 8, 2010

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (f/k/a Top Flight Gamebirds, Inc.) (the “Company”)
Form 10-K for Fiscal Year ended February 28, 2010
Filed May 27, 2010
Form 8-K/A
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated September 27, 2010, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K filed May 27, 2010 and Amendment No. 1 to Current Report on Form 8-K filed August 25, 2010.

Currently both myself and the Company’s CEO are working on the Company’s quarterly audit in China and will come back to the United States after two weeks. In addition, the Company has only received the comment letter today. Therefore the Company respectfully requests an extension of the deadline to file a response to Friday, October 29, 2010. Thank you.

Very truly yours,

/s/ An Fu
An Fu
Chief Financial Officer